Exhibit 99.1



Alcon to Enter Surgical Glaucoma Market by Acquiring Optonol

- *Acquisition reflects increasing importance of glaucoma surgery to preserve vision*
- *Entry into glaucoma surgery provides additional near term growth opportunity for Alcon*

HUENENBERG, Switzerland – December 14, 2009 – Alcon (NYSE: ACL) announced today that it has entered into a definitive agreement to acquire Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure (IOP) in patients with glaucoma. With this acquisition, Alcon will acquire Optonol's Ex-PRESS™ Mini Glaucoma Shunt. This agreement will complement Alcon's pharmaceutical products that lower IOP in patients with glaucoma and ocular hypertension, and will be additive to the company's growth opportunities.

"This transaction demonstrates Alcon's strong commitment to providing physicians with comprehensive treatment options for patients with glaucoma, the world's second leading cause of blindness," said Robert Warner, Alcon's vice president of U.S. pharmaceutical products. "This surgical procedure provides incremental surgeon and patient benefits over trabeculectomy, which is currently considered the standard of care in glaucoma surgical therapy."

The American Medical Association (AMA) assigned the Ex-PRESS™ Mini Glaucoma Shunt to CPT® 0192T effective July 1, 2008 and it is currently reimbursed by Medicare and other payors. The device is also approved and currently marketed in Europe, Canada, Australia and several other countries.

"The acquisition of Optonol is part of our strategy to bolster organic growth with targeted investments in key therapeutic areas that have the potential to contribute in both the near and long term," said Kevin Buehler, Alcon's president and chief executive officer. "Because the product is already approved in the United States and other major markets it will begin contributing commercially in 2010."

The closing of the acquisition is subject to customary closing conditions and the receipt of required regulatory approvals and is expected to occur by the end of the first quarter of 2010.

About Glaucoma

Glaucoma is an eye disease that causes loss of sight by damaging a part of the eye called the optic nerve. When glaucoma damages the optic nerve, subtle loss of vision begins in the peripheral vision and can progress to loss of central vision and blindness. Glaucoma has no signs or symptoms and sufferers usually do not notice the disease until significant vision loss has occurred.

According to the World Health Organization (WHO), the estimated number of persons blinded as a result of open angle glaucoma is 4.5 million, accounting for more than twelve percent of all global blindness.

About Optonol

Optonol, Ltd. is a privately-held company located in Neve Ilan, Israel that manufactures and markets the Ex-PRESS™ Mini Glaucoma Shunt. The Ex-PRESS™ device reduces intraocular pressure (IOP) by diverting the aqueous humor from the anterior chamber into the subconjunctival space of the eye. The procedure has comparable IOP lowering effectiveness to a trabeculectomy, but it is more predictable, more efficient and associated with less post-operative complications.

About Alcon

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.3 billion in 2008. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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Investor and Media Inquiries

Doug MacHatton

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doug.machatton@alconlabs.com

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www.alcon.com